Exhibit 12.1

STATEMENT OF COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

AND RATIO OF EARNINGS TO COMBINED FIXED CHARGES AND PREFERRED STOCK DIVIDENDS

	Year Ended December 31,
	2011	2010	2009	2008	2007
Fixed Charges:
Interest expense	$23,544,582	$8,467,651	$7,118,461	$4,787,748	$2,799,194
Imputed interest on the rental expenses	$21,036	$44,325	$54,301	$210,437	$130,516
Amortized premiums, discounts and capitalized expenses related to indebtedness	—	—	—	—	—
An estimate of the interest within rental expense	—	—	—	—	—
Preference security dividend requirements of consolidated subsidiaries	—	—	—	—	—
Total fixed charges	$23,565,618	$8,511,976	$7,172,762	$4,998,185	$2,929,710

Preference Security Dividend:	—	—	—	—	—

Earnings:
pre-tax income	$69,023,073	$62,513,493	$49,409,448	$33,845,605	$19,956,860
fixed charges	$23,565,618	$8,511,976	$7,172,762	$4,998,185	$2,929,710
Amortization of capitalized interest	—	—	—	—	—
distributed income of equity investees	—	—	—	—	—
share of pre-tax losses of equity investees	—	—	—	—	—
Less:
interest capitalized	196,553	1,096,176	23,375	—	—
preference security dividend requirements of consolidated subsidiaries	—	—	—	—	—
the non-controlling interest in pre-tax income of subsidiaries that have not incurred fixed charges	—	—	—	—	—
Total earnings	$92,608,344	$69,929,293	$56,558,835	$38,843,790	$22,886,570

Ratios
Earnings to fixed charges	3.93	8.22	7.89	7.77	7.81
Sum of fixed charges and preference dividends to earning	0.25	0.12	0.13	0.13	0.13

Pro forma ratios (excluding interest expenses)
Earnings to fixed charges	N/A	N/A	N/A	N/A	N/A
Sum of fixed charges and preference dividends to earnings	—	—	—	—	—

Ex. 12.1